SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 14, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	News release dated February 14, 2008

2.	Unaudited Interim Financial Statements for the Three and Twelve Month Periods Ending December 31, 2007 and 2006

3.	Management’s Discussion and Analysis for the Three and Twelve Month Periods Ending December 31, 2007 and 2006

NEWS RELEASE
For Immediate Release
February 14, 2008
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2007 AND ANNOUNCES ASSET IMPAIRMENT CHARGE

Unaudited	Three months ended		Twelve months ended
($ millions, except per share data)	December 31		December 31
	2007	2006	2007	2006
Sales	$100.8	$119.2	$544.2	$827.1
Operating loss	(175.6)	(53.8)	(289.1)	(120.2)
Foreign exchange gain (loss) on long-term debt	3.1	(43.6)	161.3	(7.9)
Net loss	(184.5)	(78.1)	(216.5)	(108.0)
Net loss: $ per share	(12.59)	(5.33)	(14.78)	(7.37)
Adjusted EBITDA (1)	(23.6)	(29.2)	(57.9)	54.1
Cash (used in) provided by operating activities	(64.2)	(63.9)	(127.3)	8.0
Number of common shares outstanding (millions)	14.6	14.6	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, income tax (recovery) expense and non-recurring items.
Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its unaudited financial results for the quarter and the year ended December 31, 2007.
The net loss for the fourth quarter of 2007 was $184.5 million on sales of $100.8 million, compared to a net loss of $78.1 million on sales of $119.2 million in 2006. The reported results for the 2007 quarter included asset impairment charges of $135.4 million, a $44.4 million tax valuation allowance on current tax losses, and a $1.3 million legal settlement provision. For the year, the net loss of $216.5 million was $108.5 million higher than the net loss in 2006. This increase in loss represents the decline in product margins as a result of decreasing OSB demand and sales prices, increases in asset write-downs and a reduced tax recovery due to a valuation allowance against certain future tax assets, partially offset by the foreign exchange gain on long-term debt.
Due to the continued difficult market conditions, the company performed a review of the carrying value of its OSB facilities, intangible assets and goodwill as at December 31, 2007. As a result, the company recorded an impairment charge of $135.4 million before income taxes with respect to its Grand Rapids, Minnesota OSB facility ($80.8 million), intangible assets ($3.6 million) and goodwill ($51.0 million) in the fourth quarter of 2007.
The average of the market prices reported by Random Lengths in the North Central region during the fourth quarter was U.S.$165 per msf (on a 7/16th-inch basis) compared to U.S.$166 per msf in the fourth quarter of 2006. On an annual basis, average North Central market prices of U.S.$161 per msf declined 26% from U.S.$218 per msf in 2006. Fourth quarter realized sales prices were also negatively affected by the strong Canadian dollar.

OSB shipment volumes of 459,519 msf in the fourth quarter were 4.3% lower than in the same period of 2006 as a result of temporary plant closures, reduced production levels at some facilities, and reduced customer demand. The Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter the company also announced the indefinite closure, effective December 20, 2007, of its jointly-owned OSB facility at High Level. The closure is due to operating losses arising from continued depressed OSB prices, the stronger Canadian dollar, high freight costs to key markets, local electricity and taxation rates, and reduced customer demand due to the severe decline in North American housing starts. The company’s other OSB facilities were also closed from December 24, 2007 through January 1, 2008.
As of December 31, 2007, our adjusted working capital was $124.7 million, compared to $186.6 million as at December 31, 2006. The decrease in adjusted working capital was primarily due to operating losses in the poor OSB market conditions which resulted in a reduction in cash from operations. On an annual basis, cash from operations declined by $135.3 million from 2006 to 2007. The decrease in cash generated by operations reflects the increase in operating losses combined with a decrease in cash generated by accounts receivable, consistent with reduced sales prices and the strong Canadian dollar.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	December 31	December 31
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$69,627	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $40 (2006: $Nil)	21,537	36,186
Inventories (Note 4)	73,050	95,515
Prepaid expenses	11,113	16,531
Restricted cash	7,104	62,184
Current portion of future income tax assets	635	1,697

	183,901	322,289
Capital Assets, Net (Note 5)	830,102	968,539
Intangible Assets (Note 6)	—	14,243
Other Assets	22,887	53,810
Future Income Tax Assets (Note 12)	11,759	42,348
Goodwill (Note 7)	51,970	102,970

	$1,100,619	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$38,790	$58,763
Income taxes payable	2,607	2,552
Current portion of future income tax liabilities	23,682	10,708
Current portion of long-term debt (Note 8)	10,122	10,523

	75,201	82,546
Accrued Pension Benefit Liability	6,651	6,034
Reforestation Obligation	4,451	4,621
Long-term Debt (Note 8)	967,250	1,027,595
Future Income Tax Liabilities	34,327	89,293

	1,087,880	1,210,089

Going Concern (Note 1)
Commitments and Guarantees (Note 15)
Contingencies (Note 16)
SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings	62,698	295,005
Accumulated Other Comprehensive Loss	(105,786)	(56,722)

	12,739	294,110

	$1,100,619	$1,504,199

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except share and per share data)
(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Sales	$100,838	$119,239	$544,231	$827,118

Costs and Expenses
Costs of products sold (exclusive of amortization)	119,222	142,418	577,302	749,980
Selling and administration	6,822	9,533	30,798	36,039
Amortization of capital assets	13,315	13,193	65,859	88,004
Loss on disposal of capital assets	67	2,116	259	2,549
Cost of class action lawsuit (Note 16)	1,587	2,103	15,114	5,085
Impairment of intangible assets (Note 6)	3,624	—	12,226	—
Write-down of capital assets (Note 5)	80,780	—	80,780	55,290
Impairment of goodwill (Note 7)	51,000	—	51,000	—
Closure of production line	—	1,498	—	5,915
Write-down of timber deposits	—	2,138	—	4,502

	276,417	172,999	833,338	947,364

Operating Loss	(175,579)	(53,760)	(289,107)	(120,246)

Finance Expense
Interest	17,905	18,339	74,154	68,913
Transaction costs	—	—	2,897	—
Amortization of financing fees	—	1,426	—	5,399

	17,905	19,765	77,051	74,312

Other Income	1,635	3,490	6,044	13,119
Foreign Exchange Gain (Loss) on Long-term Debt	3,149	(43,586)	161,315	(7,936)
Other Foreign Exchange (Loss) Gain	(2,896)	6,568	(16,171)	167
Realized Currency Translation Loss	(5,622)	(2,000)	(11,180)	(4,400)

Loss Before Income Taxes	(197,218)	(109,053)	(226,150)	(193,608)
Income Tax Expense (Recovery) (Note 12)	(12,759)	(30,946)	(9,695)	(85,577)

Net Loss	$(184,459)	$(78,107)	$(216,455)	$(108,031)

Basic and diluted loss per common share	$(12.59)	$(5.33)	$(14.78)	$(7.37)

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive Loss
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Net Loss	$(184,459)	$(78,107)	$(216,455)	$(108,031)

Other Comprehensive Loss
Unrealized (loss) gain on translation of self—sustaining foreign operations	51	20,671	(60,244)	(2,779)
Realized currency translation loss (reclassified to net loss)	5,622	2,000	11,180	4,400

	5,673	22,671	(49,064)	1,621

Comprehensive Loss	$(178,786)	$(55,436)	$(265,519)	$(106,410)

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Capital Stock	$55,827	$55,827	$55,827	$55,827

Retained Earnings
Beginning of period	247,157	373,112	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	—	—	(15,852)	—
Dividends paid	—	—	—	(14,649)
Net loss	(184,459)	(78,107)	(216,455)	(108,031)

	62,698	295,005	62,698	295,005

Accumulated Other Comprehensive
Loss on Translation of Self- Sustaining Foreign Operations
Beginning of period	(111,459)	(79,393)	(56,722)	(58,343)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	5,673	22,671	(49,064)	1,621

	(105,786)	(56,722)	(105,786)	(56,722)

Total Shareholders’ Equity	$12,739	$294,110	$12,739	$294,110

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(184,459)	$(78,107)	$(216,455)	$(108,031)
Items not affecting cash
Amortization of capital assets	13,315	13,193	65,859	88,004
Non-cash portion of interest expense	315	—	1,457	—
Amortization of financing fees	—	1,426	—	5,399
Foreign exchange (gain) loss on long-term debt	(3,149)	43,586	(161,315)	7,936
Loss on disposal of capital assets	67	2,116	259	2,549
Impairment of intangible assets	3,624	—	12,226	—
Impairment of goodwill	51,000	—	51,000	—
Write-down of capital assets	80,780	—	80,780	55,290
Write-down of timber deposits	—	2,138	—	4,502
Change in non-current reforestation obligation	(1,255)	1,305	(170)	273
Future income taxes	(9,684)	(31,822)	(9,577)	(93,512)
Adjustment to net accrued pension benefit asset	4,433	3,734	4,433	3,734
Realized currency translation loss	5,622	2,000	11,180	4,400
Change in non-cash operating working capital (Note 14)	(24,766)	(23,499)	32,980	37,420

Cash (used in) provided by operating activities	(64,157)	(63,930)	(127,343)	7,964

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	2,062	109,825	171,588
Repayment of long-term debt	(2,016)	(2,321)	(8,622)	(2,321)
Repayment of capital lease obligations	(54)	(84)	(283)	(174)
Financing costs and fees	—	—	—	(6,011)
Dividends paid	—	—	—	(14,649)

Cash (used in) provided by financing activities	(2,070)	(343)	100,920	148,433

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	—	86,784	35,029	(35,864)
Restricted cash	5,185	14,418	55,080	(23,168)
Additions to capital assets	(4,431)	(61,391)	(70,077)	(228,255)
Decrease (increase) in other assets	770	(2,928)	1,332	(4,255)
Proceeds on disposal of capital assets	279	154	1,226	154

Cash provided by (used in) investing activities	1,803	37,037	22,590	(291,388)

Effect of foreign exchange rate changes on cash and cash equivalents	600	1,755	(852)	102

NET CASH OUTFLOW	(63,824)	(25,481)	(4,685)	(134,889)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	133,451	99,793	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$69,627	$74,312	$69,627	$74,312

SUPPLEMENTAL INFORMATION
Taxes paid	$731	$1,195	$6,702	$4,142

Interest paid	$34,053	$32,296	$73,988	$70,482

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited consolidated financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

Going concern

The unaudited interim consolidated financial statements in accordance with Canadian GAAP are presented on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for OSB in the U.S. residential housing market has led to reduced operating margins. Under the Company’s existing long-term and current indebtedness, in 2008 the Company must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and may be required to prepay interest of $3.1 million.

The Company is exploring strategic alternatives to improve capital structure and enhance liquidity, including refinancing debt, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, the existing indenture agreement allows for additional borrowing of up to $50 million, subject to certain conditions.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

2.	CHANGE IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s loss per share presented on the consolidated statements of operations is based upon its net loss and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

2.	CHANGE IN ACCOUNTING POLICIES (Continued)

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Equity

Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment

Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

2.	CHANGE IN ACCOUNTING POLICIES (Continued)

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at December 31, 2007.
4.	INVENTORIES

	December 31	December 31
	2007	2006

Logs	$21,124	$36,120
Panel products	17,990	23,493
Materials, supplies and spares	33,936	35,902

	$73,050	$95,515

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

5.	CAPITAL ASSETS

	2007
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,000,427	$492,755	$507,672
Land	9,089	—	9,089
Asset under capital lease	11,499	758	10,741
Other	26,670	21,920	4,750
Construction in progress	278,759	—	278,759

	1,326,444	515,433	811,011

Timber and logging roads
Timber rights and development costs	26,380	11,554	14,826
Logging roads	9,616	5,351	4,265

	35,996	16,905	19,091

	$1,362,440	$532,338	$830,102

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,163,165	$476,092	$687,073
Land	10,146	—	10,146
Asset under capital lease	11,499	153	11,346
Other	26,652	20,490	6,162
Construction in progress	232,926	—	232,926

	1,444,388	496,735	947,653

Timber and logging roads
Timber rights and development costs	27,155	10,671	16,484
Logging roads	15,623	11,221	4,402

	42,778	21,892	20,886

	$1,487,166	$518,627	$968,539

At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the Company undertook a review of the carrying value of its OSB facilities. Using a model of undiscounted cash flows expected to result from the use and eventual disposition of the assets, the Company estimated that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, the Company recorded an $80,780 write-down of the carrying value of the production assets relating to this facility, using both a discounted cash flow model and management’s best estimate of an exit market price for the residual assets.

In September 2006, the Company recorded a write-down of $55,290 in the carrying value of the production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

6.	IMPAIRMENT OF INTANGIBLE ASSETS

Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company’s annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and an impairment charge of $8.6 million was recorded. As at December 31, 2007 as a result of weakening market forecasts and changes in the Company’s flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that the carrying value was not likely to be recoverable in the future. The Company has recorded an additional impairment charge of $3.6 million related to these identifiable intangible assets as at December 31, 2007.

7.	GOODWILL

Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit, and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51,000 was recorded.

8.	LONG-TERM DEBT

On June 26, 2007 the Company entered into a term loan of U.S.$102.6 million which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at December 31, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid during the third quarter.

Under the terms of the U.S.$47.8 million equipment financing facility, if the Company’s liquidity falls below $75.0 million, the lender may require the borrower to pre-pay interest for a period of twelve months. At December 31, 2007 liquidity for the purpose of this financing facility was $73.1 million. To date the lender has not requested pre-payment of interest.

The balances of the outstanding long-term debt at December 31, 2007 and 2006 are as follows:

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

8.	LONG-TERM DEBT (Continued)

	December 31	December 31
	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$272,608	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,173	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,204	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,043	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	101,744	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	74,348	87,405

U.S.$47,782 (2006: U.S.$51,750) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	44,006	60,309

€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,504	15,700

U.S.$9,999 (2006: U.S.$10,208) capital lease obligation maturing May 29, 2025 with interest at 6.81%	9,768	11,816

U.S.$1,351 (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	—	1,574

	987,398	1,049,153
Unamortized deferred debt discount	(7,861)	(11,035)
Consent fees	(2,165)	—

	977,372	1,038,118
Current portion	(10,122)	(10,523)

	$967,250	$1,027,595

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

9.		FINANCIAL INSTRUMENTS

	a.)	Market Risk

Interest rate risk

The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.

Credit risk

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

	b.)	Fair Values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at December 31, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Senior notes	$806,350	$534,164	$947,770	$760,207
Term loan	101,744	101,744	—	—
Equipment financing	59,510	59,510	76,009	76,009
Capital leases	9,768	9,768	11,816	11,816

	$977,372	$705,186	$1,035,595	$848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $93,512. Equipment financing of $44,006 is secured by capital assets having a carrying value of U.S.$100.2 million.

The carrying value of the senior notes is shown net of unamortized deferred debt discount and consent fees totaling $10,026 (2006: $13,558).

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

10.	SEGMENTED INFORMATION

During the fourth quarter of 2007 due to declines in OSB sales, the Company’s plywood operations exceeded 10% of total sales and became a reportable segment. The Company manages its operations, and accordingly determines operating segments, on a product basis. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The performance of the Company’s product-based operating segments is monitored based on operating earnings. Administration costs, interest revenue, interest expense, and income taxes are not allocated to the reportable segments for the purpose of providing information to the chief operating decision maker. The following is a breakdown by reporting segment:

	OSB	Plywood	Corporate	Consolidated

Three months ended December 31, 2007
Sales to external customers	$79,208	$21,630	$—	$100,838
Operating loss	(160,584)	(1,418)	(13,577)	(175,579)
Amortization	10,487	1,235	1,593	13,315
Write-down of capital assets	80,780	—	—	80,780
Impairment of intangible assets	—	—	3,624	3,624
Impairment of goodwill	51,000	—	—	51,000
Capital expenditures	4,383	16	32	4,431

Three months ended December 31, 2006
Sales to external customers	$98,469	$20,770	$—	$119,239
Operating loss	(34,924)	(1,083)	(17,753)	(53,760)
Amortization	10,687	895	1,611	13,193
Capital expenditures	58,275	862	2,254	61,391

Year ended December 31, 2007
Sales to external customers	$448,351	$95,880	$—	$544,231
Operating loss	(221,228)	(2,638)	(65,241)	(289,107)
Amortization	55,501	3,715	6,643	65,859
Write-down of capital assets	80,780	—	—	80,780
Impairment of intangible assets	—	—	12,226	12,226
Impairment of goodwill	51,000	—	—	51,000
Capital expenditures	68,762	438	877	70,077
Identifiable assets (a)	835,101	24,386	22,585	882,072

Year ended December 31, 2006
Sales to external customers	$729,827	$97,291	$—	$827,118
Operating (loss) earnings	(68,977)	175	(51,444)	(120,246)
Amortization	78,281	3,423	6,300	88,004
Write-down of capital assets	55,290	—	—	55,290
Capital expenditures	214,083	2,942	11,230	228,255
Identifiable assets (a)	1,020,220	26,573	38,959	1,085,752

(a)	Identifiable assets of the OSB segment include goodwill of $51,970 (2006: $102,970), which resulted from the acquisition of Voyageur Panel Canada Limited.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

10.	SEGMENTED INFORMATION (Continued)

Geographic Information

Sales by location of customer:

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

United States	$74,580	$88,462	$420,602	$723,111
Canada	12,589	11,219	62,702	59,023
Overseas	13,669	19,558	60,927	44,984

	$100,838	$119,239	$544,231	$827,118

Capital assets by location:

	December 31	December 31
	2007	2006

Canada	$620,412	$612,324
United States	209,690	356,215

	$830,102	$968,539

Goodwill of $51,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

11.	PENSION EXPENSE

For the three month period ended December 31, 2007, pension expense related to the Company’s defined benefit plans was $1,537 (2006: $2,979). For the twelve month period ended December 31, 2007, pension expense related to the Company’s defined benefit plans was $6,830 (2006: $7,383). Pension expense related to the defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $322 (2006: $1,243) for the three month period ended December 31, 2007 and contributions of $2,220 (2006: $6,138) for the twelve month period ended December 31, 2007.

12.	INCOME TAX

During the third and fourth quarter of 2007, in light of poor OSB market conditions, the Company recorded a tax valuation allowance of $96.5 million related to the benefit of certain U.S. tax loss carryforwards.

13.	RELATED PARTY TRANSACTIONS

During the fourth quarter of 2007, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $120 in the twelve months ending December 31, 2007 (2006: $120). These transactions were conducted on normal commercial terms and prices.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)

14.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Accounts receivable	$11,450	$4,736	$16,371	$20,449
Inventories	(4,000)	3,207	19,614	12,673
Income taxes receivable/payable	(657)	8,285	(61)	30,748
Prepaid expenses	4,814	(6,727)	5,157	348
Accounts payable and accrued liabilities	(36,373)	(33,000)	(8,101)	(26,798)

	$(24,766)	$(23,499)	$32,980	$37,420

15.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment and electrical engineering services totaling approximately $5.3 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2009.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

16.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs, subject to court approval. Under the terms of the agreement, the Company paid U.S.$8.6 million into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs, subject to court approval. Under the terms of the agreement, the Company will pay U.S.$1.3 million into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was based solely on the need to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Three and Twelve Month Periods Ended December 31, 2007
This management’s discussion and analysis is presented as at February 14, 2008. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board (“OSB”) and specialty overlaid plywood. In 2007, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. As of February 14, 2008, we are operating three OSB facilities in Canada and we are operating two OSB facilities in Minnesota at reduced production levels.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood (Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America). These products command premium pricing, particularly during cyclical lows for commodity products, such as the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. On completion, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”). OSL and LSL are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
Review of Operating Results
The challenging business conditions which characterized the first nine months of 2007 worsened in the fourth quarter. We continued to experience a steep decline in OSB prices and now face the prospect of a protracted weak demand and pricing environment. The OSB market is challenged by the poor U.S. housing market coupled with recent and scheduled OSB capacity additions. New home construction and new home sales in the U.S., our largest market, continue to be sharply reduced compared to prior periods, depressing customer demand for OSB.
The average of the market prices reported by Random Lengths in the North Central region during the fourth quarter of 2007 was U.S.$165 per msf (on a 7/16th-inch basis) compared to U.S.$166 per msf in the fourth quarter of 2006. On an annual basis, average North Central market prices of U.S.$161 per msf declined 26% from U.S.$218 per msf in 2006. While consistent with market results, our fourth quarter realized sales prices were also negatively affected by the strong Canadian dollar.
OSB shipment volumes of 459,519 msf in the fourth quarter of 2007 were 4.3% lower than in the same period of 2006 as a result of reduced customer demand, temporary plant closures and reduced production levels at some facilities. Our Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter we also announced the indefinite closure, effective December 20, 2007, of our jointly-owned OSB facility at High Level. The closure is due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. Our other OSB facilities were also closed from December 24, 2007 through January 1, 2008.
Annual OSB shipment volumes of 2,343,103 msf decreased 16% compared to 2006 as a result of production curtailments at our Grand Rapids and Cook OSB facilities and the permanent closure of one production line at our Bemidji OSB facility at the end of August 2006 in addition to the closures in the fourth quarter of 2007.
Review of Financial Results
In 2007 our margins and adjusted EBITDA were negatively affected by the ongoing low OSB prices and the strong Canadian dollar in the quarter and for the year. Net loss was partially offset by a foreign exchange gain on long-term debt as a result of the strengthening Canadian dollar in the fourth quarter.
Financial Summary

	Q4-07	Q4-06	2007	2006
(in millions)
Sales	$100.8	$119.2	$544.2	$827.1
Costs and expenses	276.4	173.1	833.3	947.4
Operating loss	(175.6)	(53.8)	(289.1)	(120.2)
Net loss	(184.5)	(78.1)	(216.5)	(108.0)
Adjusted EBITDA (1)	(23.6)	(29.2)	(57.9)	54.1

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, income tax recovery and non-recurring items. We have presented this measure as we believe that, in addition to net loss, adjusted EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	Q4-07	Q4-06	2007	2006
(in millions)
Net loss	$(184.5)	$(78.1)	$(216.5)	$(108.0)
Add:
Amortization of capital assets	13.3	13.2	65.9	88.0
Write-down of capital assets	80.8	—	80.8	55.3
Write-down of timber deposits	—	2.1	—	4.5
Loss on disposal of capital assets	0.1	2.1	0.2	2.5
Impairment of goodwill	51.0	—	51.0	—
Impairment of intangible assets	3.6	—	12.2	—
Cost of class action lawsuit	1.6	2.1	15.1	5.1
Production line closure	—	1.5	—	5.9
Finance expense	17.9	19.8	77.0	74.3
Income tax recovery	(12.8)	(30.9)	(9.7)	(85.6)
Foreign exchange (gain) loss on long-term debt	(3.1)	43.6	(161.3)	7.9
Other foreign exchange loss (gain)	2.9	(6.6)	16.2	(0.2)
Realized currency translation adjustments	5.6	2.0	11.2	4.4

Adjusted EBITDA	$(23.6)	$(29.2)	$(57.9)	$54.1

Net Loss
The net loss for the quarter ended December 31, 2007 was $184.5 million, which was an increase of $106.4 million in losses compared to the fourth quarter of 2006. The increased loss is attributable to the $80.8 million write-down of capital assets and the $51.0 million impairment of goodwill recorded in the fourth quarter of 2007, partially offset by the foreign exchange gain on long-term debt.
On an annual basis, our net loss was $216.5 million compared to a $108.0 million loss for 2006. This increase in loss represents the decline in product margins as a result of decreasing OSB sales prices, the goodwill impairment charge, increases in asset write-downs and a reduced tax recovery due to a valuation allowance against certain future tax assets, partially offset by the foreign exchange gain on long-term debt.
Adjusted EBITDA
Adjusted EBITDA was a loss of $23.6 million in the fourth quarter of 2007, an improvement of $5.6 million compared to the fourth quarter of 2006. Profit margins (sales less costs of products sold) improved by $4.8 million compared to the fourth quarter of 2006 and selling and administration expenses decreased $2.7 million. These increases in adjusted EBITDA were partially offset by a $1.9 million reduction in other income.
For the year, negative adjusted EBITDA of $57.9 million was $111.8 million lower than in 2006. This decrease was primarily the result of significant declines in profit margins compared to 2006 as realized OSB prices were 26% lower in 2007 than in 2006, as well as lower shipment volumes.
The strengthening of the Canadian dollar relative to the U.S. dollar, which was an average of fourteen cents higher in the fourth quarter of 2007 compared to 2006, resulted in a decrease to our quarterly adjusted EBITDA of $5.5 million. On an annual basis, the Canadian dollar was an average of five cents higher in 2007 compared to 2006, resulting in a decrease of $11.1 million in adjusted EBITDA.
Sales
Total sales in the fourth quarter of 2007 were 15% lower than in the fourth quarter of 2006, decreasing from $119.2 million to $100.8 million. Total sales for the year 2007 were $544.2 million compared to $827.1 million in 2006. This represents a decrease of $282.9 million, or 34%, which was attributable to the decline in prices (23%) and shipment volume (11%) due to reduced customer demand.
OSB Sales
In the fourth quarter, OSB sales were $79.2 million in 2007 compared to $98.5 million in the same period of 2006, a decrease of 20%. Shipment volumes were 4% lower in the fourth quarter of 2007 than in 2006 due to the indefinite closure of our jointly-owned High Level OSB facility, reduced production schedules at our Bemidji and Cook OSB facilities, and production downtime at our remaining OSB facilities in the fourth quarter of 2007. Our average sales price for OSB decreased by 16% in the fourth quarter compared to 2006, from $205 to $172.
In 2007, OSB sales were $448.3 million, which was $281.6 million lower than OSB sales of $729.9 million in 2006. The 39% decline in OSB sales was the result of market price (27%) and shipment volume reductions (16%). Our average realized selling price for OSB in 2007 was $191 compared to $263 in 2006. The decline in volume was due to the production curtailment at Grand Rapids and the permanent closure of one of Bemidji’s two production lines in August 2006. Production was also curtailed at our Cook OSB facility during the first quarter of 2007.
Specialty Overlaid Plywood and Other Products
Sales of specialty overlaid plywood and other products were $21.6 million in the fourth quarter of 2007 compared to $20.8 million in the fourth quarter of 2006. Plywood sales volumes were 20%

higher than in the fourth quarter of 2006, but the resulting increase in plywood sales was partially offset by a 9% decrease in realized prices.
Plywood and other product sales were $95.9 million in 2007 compared to $97.2 million in 2006, a 1% decline. The decrease is primarily attributable to a 12% decrease in the sales price of plywood nearly offset by a 17% increase in plywood sales volume.
Costs of Products Sold (Exclusive of Amortization)
For the fourth quarter, costs of products sold (excluding amortization) decreased from $142.4 million in 2006 to $119.2 million in 2007. On an annual basis, costs of products sold decreased by 23% compared to 2006, from $750.0 million in 2006 to $577.3 million in 2007.
OSB Costs of Products Sold
OSB costs of sales in the fourth quarter of 2007 were $98.1 million compared to $122.9 million in 2006. This 20% reduction is primarily attributable to declining input prices and shipment volumes combined with cost reduction initiatives, representing a decrease to OSB costs of products sold of $20.4 million.
Costs of OSB sold in 2007 were $486.6 million, which was 27% lower than costs of $661.8 million in 2006. The decrease is attributable to the decline in volume, and a 13% decline in the per unit cost of OSB shipped in 2007.
OSB input costs decreased significantly during 2007. Wood, resin, wax and conversion costs were lower on a per unit basis in 2007 than in 2006 primarily due to cost reduction initiatives and the stronger Canadian dollar. Discretionary repairs and maintenance spending and contractor costs were closely monitored and reduced.
The reduction in OSB costs of sales due to lower shipment volume was partially offset by a write-down of log inventories. The ongoing market downturn led to a reduction in the estimated net realizable value of our log inventories at some of our Canadian mills and in Minnesota. In Minnesota, the net realizable value of logs was also impacted by high wood costs.
Specialty Overlaid Plywood and Other Products
Costs of sales of plywood and other products were $21.1 million in the fourth quarter of 2007 compared to $19.5 million in 2006. A 20% increase in sales volume and a 9% decrease in per unit costs contributed to this change.
The costs of our specialty plywood and other products sold in the year 2007 were $90.6 million compared to $88.2 million in 2006, an increase of 3%. The increase in costs of products sold was primarily because shipment volumes increased by 17% compared to 2006. The cost per unit shipped decreased 12% compared to 2006.
Selling and Administration
Selling and administration expenses of $6.8 million during the fourth quarter of 2007 were $2.7 million lower than in the fourth quarter of 2006. The decrease was due to continued reductions in Sarbanes-Oxley compliance expenses, discretionary spending in areas such as travel, employee bonuses, and other general spending.
For the full year 2007, selling and administration expenses were $30.8 million which was $5.2 million lower than the prior year. This decrease in expenses was primarily attributable to reducing general spending, travel and outsourced Sarbanes-Oxley compliance initiatives.

Amortization of Capital Assets
Amortization expense of $13.3 million in the fourth quarter of 2007 did not change significantly compared to the fourth quarter of 2006. The annual amortization expense decreased from $88.0 million in 2006 to $65.9 million in 2007. Our OSB panel product mills are amortized using the units-of-production method so the amortization expense decreased as volumes decreased due to the production curtailments at Grand Rapids and Cook (in the first quarter of 2007), as well as the permanent closure of one production line at Bemidji in August 2006.
Cost of Class Action Lawsuit
In October 2007, we finalized a settlement agreement with the direct purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement, which is still subject to court approval, we paid U.S.$8.6 million into escrow to be distributed across the settlement class. This settlement, along with the associated legal costs, was reflected in our results as at September 30, 2007. In January 2008, we finalized a settlement agreement with the indirect purchaser plaintiffs, subject to court approval. Under the terms of the agreement, we paid U.S.$1.3 million into escrow to be distributed across the settlement class. The settlement amount for the indirect plaintiffs, along with associated legal costs, was reflected in the Company’s results as at December 31, 2007. We continue to believe the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements was based solely on the need to avoid prolonged litigation.
Impairment of Intangible Assets
Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company’s annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and a charge of $8.6 million was recorded. As at December 31, 2007 as a result of weakened market forecasts and changes in our flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that it was likely not recoverable in the future. The Company has recorded an additional impairment charge of $3.6 million to write off the balance of these identifiable intangible assets as at December 31, 2007.
Write-down of Capital Assets
At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market price forecasts published by RISI reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, we undertook a review of the carrying value of our OSB facilities. We concluded that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, we recorded an $80.8 million write-down of the production assets relating to this facility, using both a discounted cash flow model and management’s best estimate of exit market prices for the residual assets.
In September 2006, we recorded a write-down of $55.3 million to production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.
Impairment of Goodwill
Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit (our Barwick OSB facility), and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market price forecasts published by RISI which reflected the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51.0 million was recorded.
Finance Expense
Finance expense of $17.9 million incurred in the fourth quarter of 2007 was $1.9 million lower than in the fourth quarter of 2006. The decrease was primarily due to the elimination of amortization of previously capitalized transaction costs as of January 1, 2007 due to a change in the accounting policy as disclosed in Note 2 to the financial statements.
Finance expense for 2007 was $77.0 million, an increase of $2.7 million from $74.3 million in 2006. Interest expense was $5.2 million higher in 2007 compared to 2006 as a result of the term loan entered into in June 2007 combined with increases in LIBOR. These increases were partially offset by the change in the accounting for transaction costs on long-term debt described in Note 2 to the financial statements and the effect of the stronger Canadian dollar on our U.S. dollar denominated debt.
Other Income
Other income in the fourth quarter of 2007 of $1.6 million was $1.9 million lower than in the fourth quarter of 2006. This decrease is primarily due to lower interest income on cash balances.
For the full year 2007, other income of $6.0 million was $7.1 million lower than in the prior year. This reduction in other income was primarily the result of lower income distributions from partnerships and lower interest income earned on investments.
Foreign Exchange Gain on Long-Term Debt
The unrealized foreign exchange gain on long-term debt was $3.1 million in the fourth quarter of 2007, $46.7 million higher than in the fourth quarter of 2006. At December 31, 2007, the Canadian dollar was 0.4% stronger than at September 30, 2007, resulting in a foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. For the year ended December 31, 2007, the $161.3 million foreign exchange gain on long-term debt was caused by an 18% gain in the Canadian dollar against the U.S. dollar at December 31, 2007 compared to December 31, 2006.
Income Taxes
Income tax recovery for the quarter was $12.8 million compared to a recovery of $30.9 million in the fourth quarter of 2006. For the year ended December 31, 2007 income tax recovery was $9.7 million, a $75.9 million change from the prior year recovery. This change is primarily due to a $96.5 million tax valuation allowance recorded in the third and fourth quarter of 2007. We determined that, in light of poor OSB market conditions, the future income tax benefit of certain U.S. tax loss carryforwards should be provided for. In addition, certain permanent differences, such as the non-taxable portion of the foreign exchange gain on our U.S. debt, had a further impact on our effective tax rate.

Liquidity and Capital Resources
As of December 31, 2007, our adjusted working capital was $124.7 million, compared to $186.6 million as at December 31, 2006. Adjusted working capital is a non-GAAP measure, calculated as follows:

	2007	2006
(in millions)
Current assets	$183.9	$322.3
Current portion of future income tax assets	(0.6)	(1.7)
Restricted cash	(7.1)	(62.2)
Current liabilities	(75.2)	(82.5)
Current portion of future income tax liabilities	23.7	10.7

Adjusted working capital	$124.7	$186.6

The decrease in adjusted working capital was primarily due to operating losses in the poor OSB market conditions which resulted in a reduction in cash from operations.
Under the terms of our U.S.$47.8 million equipment financing facility, if our liquidity falls below $75.0 million, the lender may require us to pre-pay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million. Interest payments for 2008 total approximately $3.1 million. To date the lender has not requested pre-payment of interest.

	Q4-07	Q4-06	2007	2006
(in millions)
Cash (used in) provided by operating activities	$(64.2)	$(63.9)	$(127.3)	$8.0
Cash (used in) provided by financing activities	(2.1)	(0.3)	100.9	148.4
Cash provided by (used in) investing activities	1.8	(37.0)	22.6	(291.4)
Additions to capital assets	4.4	61.4	70.1	228.3
Cash used in operations increased compared to 2006 for the quarter as a result of a decrease in cash generated from non-cash working capital. In the fourth quarter, cash used in non-cash working capital was $24.8 million in 2007 compared to $23.5 million in 2006. On an annual basis, cash from operations declined from 2006 to 2007. The decrease in cash generated by operations reflects the increase in operating losses combined with a decrease in cash generated by accounts receivable, consistent with reduced sales prices and the strong Canadian dollar. Cash generated by working capital in 2007 was $4.4 million lower than in 2006. The annual decrease in cash generated by working capital is due to decreases in cash from accounts receivable partially offset by the increase in accounts payable and accrued liabilities and decreases in log inventories.
Cash used in financing activities for the fourth quarter of 2007 was $2.1 million, compared to $0.3 million in the fourth quarter of 2006. During the fourth quarter of 2007, cash used in financing activities reflects the monthly payments related to the Grande Prairie equipment financing. In the fourth quarter of 2006, we received proceeds of $2.1 million (€1.4 million) under one of the Grande Prairie equipment financing facilities and made monthly principal payments related to equipment financing. On an annual basis, cash generated by financing activities of $100.9 million was $47.5 million lower than in 2006. In June 2007 we completed a term loan financing agreement, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. This facility, which is secured by accounts receivable and inventory, replaced the revolving credit line previously in place. Repayments of long-term debt include the repayment of U.S.$1.4 million Senior Notes due July 15, 2007 and monthly payments related to the Grande Prairie equipment financing. In 2006, cash provided by financing activities included U.S.$75.0 million Senior Notes issued in the second quarter of 2006 and the equipment financing arrangements completed in the third quarter of 2006.
Cash provided by investing activities in the fourth quarter of 2007 was $35.2 million lower than in the comparable period in 2006. This decrease reflects the decline in excess cash, which was invested in short-term investments in 2006. Cash provided by investing activities for the year increased compared to 2006 as a result of the redemption of short-term investments to fund operations and the decrease in capital spending.
Cash additions to capital assets were $4.4 million in the fourth quarter of 2007 and $70.1 million for the year in 2007. This capital spending was primarily related to the Grande Prairie expansion project and was partially funded out of restricted cash. Capital spending at Grande Prairie was lower than in the prior year as we have halted construction to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. At December 31, 2007, we have accrued payments of $3.9 million for the Grande Prairie expansion and we are further committed to purchase machinery, equipment and electrical engineering services totaling approximately $5.3 million payable over the next two years. The total cost to complete the project is estimated to be $90.2 million, with $5.0 million of that expected to be paid during 2008. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
The consolidated financial statements are presented in accordance with Canadian GAAP on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.
There is reasonable doubt about the appropriateness of using the going concern assumption because of our current liquidity position and our forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for OSB in the U.S. residential housing market has led to negative operating margins. In addition, under our existing long-term and current indebtedness, in 2008 we must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and may be required to prepay interest of $3.1 million.
We are exploring strategic alternatives to improve our capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, our existing indenture agreement allows for additional borrowing of up to $50 million, subject to certain conditions.
Carrying Value of Long-Lived Assets and Goodwill
At December 31, 2007 we performed impairment tests on the remaining carrying value of goodwill, intangible assets and OSB facilities. As a result of these tests, we recorded impairment charges for these assets. Management believes that we have adequate support for the carrying value of our long-lived assets and goodwill based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record impairment charges in connection with any decision to close or dispose of such assets.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $7.1 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $1.8 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.
Contractual Obligations
The following table summarizes the timing of payments for which we have contractual obligations as at December 31, 2007. Payments of senior unsecured notes, senior secured term loans and equipment loans include interest and principal repayments at the time of maturity.

		2009 to	2011 to
	2008	2010	2012	Thereafter	Total
(In millions)
6.75% Senior Unsecured Notes (1)	$21.4	$42.8	$42.8	$319.0	$426.0
7.25% Senior Unsecured Notes (2)	19.8	39.5	307.2	—	366.5
3.75% Floating Rate Senior Unsecured Notes(3)	12.9	175.0	—	—	187.9
4.00% Floating Rate Senior Unsecured Notes(4)	6.5	12.9	12.9	75.9	108.2
Senior Secured Term Loan (5)	7.8	15.7	15.7	113.4	152.6
Merrill Lynch equipment loan (6)	11.1	20.3	21.1	—	52.5
Deutsche Bank equipment loan (7)	2.6	5.0	4.6	7.1	19.3
Capital lease obligations (8)	1.0	1.9	1.9	11.9	16.7
Operating lease obligations	3.4	3.3	0.1	—	6.8
Purchase commitments (9)	9.4	4.4	0.3	1.0	15.1

	$95.9	$320.8	$406.6	$528.3	$1,351.6

(1)	Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 8.45%. Our Floating Rate Senior Notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 8.70%. Our Floating Rate Senior Notes mature on April 1, 2013.

(5)	Under the Senior Secured term loan agreement, we can elect to pay interest quarterly at a base rate or over an interest period of one to three months at LIBOR plus 3.0% per annum. For the purpose of the above table, we have calculated the interest rate at the December 31, 2007 month-end LIBOR rate of 4.70%. The Senior Secured term loan matures on June 26, 2014.

(6)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at December 31, 2007 month-end rate of 7.60%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011. Excludes prepayment of $3.1 million in interest for 2008 which may be required by the lender (as described in Note 8 of the financial statements).

(7)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 5.33%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8)	Capital lease obligations are payable monthly.

(9)	Purchase commitments include agreements to purchase machinery, equipment and electrical engineering services in relation to the Grande Prairie expansion project and corporate insurance payments.

(10)	Contractual obligations denominated in $U.S. are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of U.S.$1.0088 = $1.00.

(11)	Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of €0.6917 = $1.00.
Contingencies
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, we finalized a settlement agreement, subject to court approval, with the direct purchaser plaintiffs. Under the terms of the agreement, we paid U.S.$8.6 million into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs, subject to court approval. Under the terms of the agreement, the Company paid U.S.$1.3 million into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs, were reflected in the Company’s results as at December 31, 2007. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was solely based on the need to avoid prolonged litigation.
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the fourth quarter of 2007, we paid $30 thousand (2006: $30 thousand) to a company owned by our officers for rental charges relating to mill equipment ($120 thousand in the year ending December 31, 2007 (2006: $120 thousand)). These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	2007	Q4-07	Q3-07	Q2-07	Q1-07	2006	Q4-06	Q3-06	Q2-06	Q1-06	2005
									(3),(4)	(3)
(in millions, except per share data, unless otherwise noted)
Sales and earnings (loss)
Sales	$544.2	$100.8	$150.8	$157.5	$135.0	$827.1	$119.2	$181.1	$234.3	$292.6	$1,248.2
Operating (loss) earnings	(289.1)	(175.6)	(45.0)	(37.8)	(30.8)	(120.2)	(53.8)	(106.7)	(6.0)	46.3	257.6
Foreign exchange gain (loss) on long-term debt	161.3	3.1	69.1	79.6	9.4	(7.9)	(43.5)	(1.2)	40.6	(3.8)	28.3
Net (loss) income	(216.5)	(184.5)	(37.2)	27.9	(22.8)	(108.0)	(78.1)	(77.5)	24.9	22.7	153.1
(Loss) earnings per share	(14.78)	(12.59)	(2.54)	1.91	(1.55)	(7.37)	(5.33)	(5.29)	1.71	1.54	10.45

Balance sheet
Total assets	1,100.6	1,100.6	1,331.2	1,459.0	1,435.9	1,504.2	1,504.2	1,532.0	1,561.8	1,558.5	1,516.0
Total long-term debt (1)	977.4	977.4	982.3	1,053.9	1,025.7	1,038.1	1,038.1	984.4	908.9	863.7	859.5
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	62.7	62.7	247.2	284.3	256.4	295.0	295.0	373.1	450.6	440.4	417.7
Cash dividends declared:
$ per share	—	—	—	—	—	1.00	—	—	1.00	—	1.00

Cash provided by (used in) operating activities	(127.3)	(64.2)	(18.6)	4.5	(49.1)	8.0	(63.9)	16.6	25.1	30.2	161.8

Key statistics
OSB shipments (mmsf 3/8”)	2,343.1	459.5	642.2	699.6	541.7	2,774.9	480.1	732.8	754.7	807.4	3,229.3
Average OSB price ($/msf)	191.3	172.4	198.7	188.7	202.2	263.1	205.1	211.5	277.9	330.4	352.5

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At February 14, 2008, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q1-06 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.
OSB product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased in 2006 and remained low throughout 2007, causing a decline in operating earnings, adjusted EBITDA and net income. Operating earnings were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006 and 2007. However, the strength of the Canadian dollar relative to the U.S. dollar also resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which had a positive impact on net income. In the fourth quarter of 2007, we recorded an $80.8 million write-down of capital assets, a $51.0 million impairment of goodwill, a $1.3 million legal settlement and a $40.2 million tax valuation allowance. Net income in the third quarter of 2007 was also negatively impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. Production curtailments at two Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007.

Segmented Information
During the fourth quarter of 2007 due to declines in OSB sales, our plywood operations exceeded 10% of our sales and became a reportable segment. Sales and costs of products sold are discussed by product segment elsewhere in this document.
Our geographic distribution of sales was as follows:

	Q4-07	Q4-06	2007	2006

(in millions)
United States	$74.6	$88.5	$420.6	$723.1
Canada	12.6	11.2	62.7	59.0
Overseas	13.6	19.6	60.9	45.0

	$100.8	$119.3	$544.2	$827.1

Capital assets attributed to countries based on location were as follows:

	2007	2006

(in millions)
Canada	$620.4	$612.3
United States	209.7	356.2

	$830.1	$968.5

Goodwill of $51,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2006 except as noted below.
On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.
The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). Earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).
Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.
Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can be either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.
Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.
Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.
Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.
Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.
Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.
Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.
Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56.7 million.
All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million). The impact of adopting these standards as at January 1, 2007 is summarized as follows (in thousands of Canadian dollars):

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at December 31, 2007. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007, and have concluded that such controls and procedures are adequate and effective to ensure accurate and complete disclosures in the interim filings.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	December 31, 2007	December 31, 2006
Selected Balance Sheet Items ($000’s)
Cash	$69,627	$74,312
Short-term investments	835	35,864
Restricted cash	7,104	62,184
Adjusted working capital (Note 1)	124,643	186,570
Total assets	1,100,619	1,504,199
Total debt	977,372	1,038,118
Shareholders’ equity	12,739	294,110

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Reconciliation of Net Income to Adjusted EBITDA ($000’s)
Net Income	$(184,459)	$(78,107)	$(216,455)	$(108,031)
Add: Amortization of capital assets	13,315	13,193	65,859	88,004
Write-down of capital assets	80,780	—	80,780	55,290
Write-down of timber deposits	—	2,138	—	4,502
(Gain) loss on disposal of capital assets	67	2,116	259	2,549
Impairment of goodwill	51,000	—	51,000	—
Impairment of intangible assets	3,624	—	12,226	—
Cost of class action lawsuit	1,587	2,103	15,114	5,085
Production line closure	—	1,498	—	5,915
Finance expense	17,905	19,765	77,051	74,312
Income tax recovery	(12,759)	(30,946)	(9,695)	(85,577)
Foreign exchange (gain) loss on long-term debt	(3,149)	43,586	(161,315)	7,936
Other foreign exchange loss (gain)	2,896	(6,568)	16,171	(167)
Realized currency translation adjustment	5,622	2,000	11,180	4,400

Adjusted EBITDA (Note 2)	$(23,571)	$(29,222)	$(57,825)	$54,218

Product Sales ($000’s)
OSB	$79,206	$98,469	$448,351	$729,945
Plywood	19,787	18,070	87,084	85,237
Veneer	1,041	1,872	5,080	9,754
Chips	804	828	3,716	2,182

	$100,838	$119,239	$544,231	$827,118

Geographic Sales Distribution ($000’s)
USA	$74,580	$88,462	$420,602	$723,111
Canada	12,589	11,219	62,702	59,023
Overseas	13,669	19,558	60,927	44,984

	$100,838	$119,239	$544,231	$827,118

Product Shipment Volumes
OSB (msf-3/8”)	459,519	480,051	2,343,103	2,774,885
Plywood (msf-3/8”)	35,827	29,768	149,735	128,465
Veneer (msf-3/8”)	6,035	9,942	27,153	47,073
Chips (BDUs)	9,609	12,166	40,856	43,256

Production Volumes
OSB (msf-3/8”)	458,257	490,301	2,335,597	2,778,432
Plywood (msf-3/8”)	37,372	34,989	146,529	136,733
Veneer (msf-3/8”) (Note 3)	46,895	41,402	189,427	182,853
Chips (BDUs)	9,609	12,166	40,856	43,256

Note 1:	Adjusted working capital is a non-GAAP financial measure defined as working capital (GAAP) excluding future income taxes and restricted cash.

Note 2:	Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, income tax (recovery) expense and non-recurring items.

Note 3:	Includes transfer volumes to Savona (for plywood production).

About Ainsworth
Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of
Ainsworth Lumber Co. Ltd.
are traded on the
Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca